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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66226

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** AND ENDING **12/31/2017**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alternative Access Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Larkspur Landing Circle, Suite 245

(No. and Street)

Larkspur   **CA**   **94939**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Cramer   **415-448-5040**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole, Krantz & Goldfarb LLP

(Name – if individual, state last, first, middle name)

185 Crossways Park Drive	**Woodbury**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Douglas Cramer** _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Alternative Access Capital, LLC _____, as

of **December 31** _____, 20 **17** _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

SEE ATTACHED NOTARY

Managing Principal
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT FORM

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA

COUNTY OF SACRAMENTO

Subscribed and sworn to (~~affirmed~~) before me on this 28TH day of FEBRUARY, 2018, by

— DOUGLAS CRAMER —

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Notary Signature [signature]

E. C. HOKOM
COMM. #2133442
Notary Public-California
SACRAMENTO COUNTY
My Comm. Exp. Nov. 10, 2019

OPTIONAL

Description of attached document:

____

____

____

____

Number of pages: ____________

Document date: ____________

Other________________

Alternative Access Capital, LLC

Statement of Financial Condition

December 31, 2017

Alternative Access Capital, LLC
Table of Contents
December 31, 2017



Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Managing Member of
Alternative Access Capital, LLC

Opinion of the Financial Statements

We have audited the accompanying statement of financial condition of Alternative Access Capital, LLC (a Delaware corporation) as of December 31, 2017, and the related notes, collectively referred to as the financial statements. In our opinion, the statement of financial condition present fairly, in all material respects, the financial position of Alternative Access Capital, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Alternative Access Capital, LLC's management. Our responsibility is to express an opinion on Alternative Access Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alternative Access Capital, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as the Alternative Access Capital, LLC's auditor since 2004.

Woodbury, New York
February 28, 2018

185 Crossways Park Drive, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

ALTERNATIVE ACCESS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$	95,521
Accounts receivable		501,315
Furniture and equipment net of accumulated depreciation of $39,516		20,142
Other assets		7,210
Total assets	$	624,188

LIABILITIES AND MEMBER'S DEFICIT

Accounts payable and accrued expenses	$	183,186
Accrued pension payable (note 7)		588,700
Total liabilities	$	771,886
Commitments and contingencies (note 4)		
Member's Deficit	$	(147,698)
Total liabilities and member's deficit	$	624,188

The accompanying notes are an integral part of this financial statement.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

Nature of Operations

Alternative Access Capital, LLC ("the Company"), formed in July 2003, operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes specialized investment management strategies for high net worth individuals and institutional investors.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. At December 31, 2017, the Company considers all accounts receivable fully collectible. Accordingly, there is no allowance for doubtful accounts.

Furniture and Equipment

Furniture and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight line method over an estimated useful life of three to seven years.

Revenue Recognition

The Company receives fees for referring potential investors to funds and investment management firms and records the related revenue in the period earned. In addition, the Company is paid retainer fees which are earned on a monthly, quarterly and/or semi-annual basis. These retainers are reported as income in the period earned.

Income Taxes

The Company's member has elected to treat the Company as an "S" corporation for federal and state income tax purposes. As such, the member is liable for the federal and state taxes on profits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reported period. Actual results could differ from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Concentrations and Credit Risk

The Company receives its commission and fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. Such provisions provide for timely payments of this income to the Company and, accordingly, the Company has determined that an allowance for uncollectible accounts is not required at December 31, 2017. These agreements are in effect until terminated by either party with thirty to ninety days prior notice. Any termination or amendment of these agreements could have a significant impact on the Company's operations.

Off-Balance-Sheet Risk

At December 31, 2017, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year, the Company may maintain bank account balances in excess of federally insured limits.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in checking accounts.

Subsequent Events

The Company has evaluated events and transactions that occurred through February 28, 2018, which is the date the financial statements were available for issue, for possible disclosure and recognition in the financial statements.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $17,243 which was $5,031 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 10.62 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – COMMITMENTS AND CONTIGENCIES

On August 15, 2013 the Company entered into a 38 month lease for office space located in Larkspur, California. The terms of the lease provided for a two month abatement and monthly rent thereafter of $1,732, with scheduled escalations throughout the term of the lease. The lease was extended for a period of 24 months through October 31, 2018. The new terms of the lease provide for monthly rent of $2,153 for the first twelve months and $2,218 for months 13 through 24. The Company also has satellite offices that it leases on a month to month basis. Rent expense for the year ended December 31, 2017 amounted to $92,376.

Future minimum payments required under the lease as of December 31, 2017 is as follows:

2018 $ 22,180

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

NOTE 6 – INCOME TAXES

As previously discussed, the Company is a limited liability company and has elected to be treated as an "S" Corp for federal and state tax purposes. Accordingly, the taxable income of the Company is taxable to its member. However, California imposes a franchise tax on the income of the Company. The financial statements include a provision for this tax.

NOTE 7 – EMPLOYEE RETIREMENT PLAN

During 2017 the Company established a pension plan covering its executives and employees hired on or before December 31, 2017. The defined benefit plan provides for a normal retirement benefit based on the plans specified annual rates. At December 31, 2017 the plan covered two executives and, based on actuarial assumptions, provided for a total contribution of $588,700. This amount will be funded in 2018. The plan provides for cliff vesting of 100% after three years of service.

NOTE 8 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No 2014-09, "Revenue from Contracts with Customers (Topic 606)," which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09 as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

The Company has identified its revenues and costs that are within the scope of the new guidance, and continues to evaluate their potential impact on the results of operations and disclosures. The Company plans to adopt ASU 2014-09 effective January 1, 2018. At this time, the Company intends to apply the standard using the modified retrospective method of adoption. The Company's implementation process is currently in progress. As a result of the evaluation performed, the Company does expect there will be changes to the timing of recognition of revenue. The Company will continue to monitor additional modifications, clarifications or interpretations by the FASB that may impact its current conclusions, and will provide updates in future periods.